SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 308

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Vasiliki Papaefthymiou

Executive Vice President – Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Stuart Gelfond

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8272

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,960,000	$3,622

(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred” and, together with the Series G Preferred the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $5.38, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on September 16, 2016, and (ii) 2,000,000, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $5.25, the average of the high and low prices per Series H ADS on the New York Stock Exchange on September 16, 2016, and (ii) 4,800,000, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $3,622	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 19, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 8 TO SCHEDULE TO

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on September 19, 2016 relating to an offer (the “Exchange Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”) from all tendering holders of Series G ADSs and Series H ADSs, pursuant to the terms and subject to the conditions described in the offer to exchange, dated September 19, 2016, as amended and supplemented by the supplement, dated September 29, 2016 (the “Offer to Exchange”), and the related letter of transmittal for each of the Series G ADSs and the Series H ADSs (collectively, the “Letters of Transmittal”), which, as amended or supplemented from time to time, together constitute the Exchange Offer.

Except as set forth herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule TO or the Offer to Exchange. All information in the Offer to Exchange, including all exhibits and annexes thereto, which were previously filed with the Schedule TO, are hereby expressly incorporated by reference into this Amendment No. 8 in response to all items required in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 11:59 p.m., Eastern Time, on November 7, 2016. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange a total of 544,987 Series G ADSs and 1,898,285 Series H ADSs, representing approximately 27% of the Series G ADSs and 40% of the Series H ADSs. The Company is issuing a total of 1,715,096 shares of its newly issued shares of common stock (“Common Stock”) and paying an aggregate of $1,955,209 in cash in exchange for the Series G ADSs and a total of 5,874,393 shares of its Common Stock and paying an aggregate of $6,696,808 in cash in exchange for the Series H ADSs tendered and accepted by the Company in the Exchange Offer. The Series G ADSs that were tendered for an election of cash are subject to a downward proration factor of 0.3399 and the Series H ADSs that were tendered for an election of cash are subject to a downward proration factor of 0.4167.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: November 8, 2016	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President—Legal and Director